

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2016

Charles D. Boynton
Chief Executive Officer
8point3 Energy Partners LP
77 Rio Robles
San Jose, California 95134

> **Re: 8point3 Energy Partners LP**
> **Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015**
> **Filed January 28, 2016**
> **File No. 1-37447**

Dear Mr. Boynton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Joshua Davidson, Esq.